December 6, 2005

Mail Stop 4561

Mark R. Keller
Chief Executive Officer
Republic Property Trust
1280 Maryland Avenue, S.W., Suite 280
Washington, D.C. 20024

      Re:	Republic Property Trust
		Amendment No. 2 to Registration Statement on Form S-11
      Filed November 29, 2005
		File No.  333-128554

Dear Mr. Keller:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      All page numbers refer to the marked courtesy copy of your filing.

General
1. We note that one of your underwriters has "agreed" to sell shares to your chairman, Richard Kramer. Please tell us how this sale complies with the requirements of Section 5 of the Securities Act. Also, please provide us with copies of all relevant documentation of offer and acceptance. Finally, please revise references in your prospectus to Mr. Kramer`s stake in the company to reflect this sale.


Risk Factors, page 23

Risks related to our business and properties, page 23

If we lose our right to provide fee-based development services..., page 26
2. If true, please disclose that your payment to Republic Property Corporation for the rights associated with this development contract is not contingent on the project moving forward. Also, please provide additional risk factor disclosure to address the fact that your payment to Republic Property Corporation for the right to manage
Republic Square I and II is not contingent on the successful development and certification of those properties.

Risks related to our debt financing, page 30
3. Please add a risk factor describing any restrictions that could result from your secured credit facility, explain how security will be chosen for each drawdown, and discuss the risk of default.

Distribution Policy, page 48
4. Reference is made to the third paragraph where you disclosed that
43% to 74% of your distributions will represent a return of capital.
Provide your basis for including a range rather than a percentage based on the information included in your distribution table or revise accordingly.
5. We note that your expected distributions exceed cash available for distribution by approximately $7.6 million. Revise your distribution table to include the sources of cash used to fund the distribution shortfall such as excess offering proceeds or draws from your line of credit.
6. Please include footnote disclosure regarding the tax implications of a return of capital.

Management`s Discussion and Analysis of Financial Condition...,
page
59

Liquidity and Capital Resources, page 65
7. Please expand your discussion to include the commitment and other fees associated with your revolving loan and potential refinancing.




Certain Provisions of Outstanding Indebtedness, page 70
8. Please revise your description of the debt on Pender Business
Park
to include the information contained in your response to prior comment 11, including the identity of the guarantor.

Employment and Non-competition Agreements, page 118
9. Please disclose the term of each agreement.
10. With respect to each agreement where you have agreed to cover certain kinds of taxes that may be associated with the benefits under them, please give investors an indication of how much you may be required to pay under these terms as of the most recent practicable date.

Financial Statements

Unaudited Pro Forma Condensed Consolidated Balance Sheet

Adjustments to Pro Forma Condensed Consolidated Balance Sheet, page
F-10

11. We note your disclosure in footnote 1(B) that, "...merger and the contributed interests were recorded based on the fair values of the assets and liabilities of the properties contributed." Further, we note your disclosure in footnote (K) that the transactions were recorded based on the fair value of the common shares and OP units exchanged. Please clarify how you have determined the fair value to be assigned to the assets and liabilities acquired in the formation transactions under SFAS 141. Tell us what consideration you have given to expanding your disclosure to more thoroughly discuss the methodology used by the Company to determine the fair values of the assets and liabilities acquired.
12. We have considered your response to our prior comments 21 and 22.
Explain to us how you determined that would be appropriate to record the contribution of management and development contracts at historical costs basis rather than fair value. Explain why it is appropriate to treat this portion of the formation transactions differently and provide your basis in GAAP for your treatment.

Exhibits
13. Please file as an exhibit to your registration statement-and discuss in the body of your prospectus-the letter agreement between you and Messrs. Kramer and Grigg regarding the options to purchase the Portals IV and V properties. We note that you discussed this letter agreement in the information statement delivered to your limited partners.
14. Please file as exhibit to your registration statement the attachments and letter agreement referred to in the refinancing commitment letter, contained in Exhibit 10.33. It appears that these documents contain terms material to the transaction.

      As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Robert Telewicz at 202-551-3438 or Cicely Lucky, Accounting Branch Chief, at 202-551-3413 if you have questions regarding comments on the financial statements and related
matters.
Please contact Geoffrey Ossias at 202-551-3404 or me at 202-551-
3780
with any other questions.



Sincerely,



Karen J. Garnett
Assistant Director

cc:	Stuart Barr (via facsimile)

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Mark R. Keller
Republic Property Trust
December 6, 2005
Page 4